

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 15, 2015

Michael W. English
Vice President and Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, TX 75204-2960

> **Re:** **Zix Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 11, 2015**
> **Form 8-K Filed October 20, 2015**
> **File No. 000-17995**

Dear Mr. English:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Software Development Costs, page F-9

1. We note your accounting policy that costs for the development of new software solutions and substantial enhancements to existing software solutions are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. Explain to us how you determined the applicable accounting literature and what consideration you gave to the scope guidance in ASC 985-20-55-2 and ASC 350-40-05-5. In this regard, we note that your software is provided as a service.

Form 8-K Filed October 20, 2015

Exhibit 99.1

2.   We note that you exclude "non-recurring consulting and legal costs" and "non-recurring litigation costs" from your non-GAAP measures. Explain to us why these costs are labeled as non-recurring as there appears to be similar charges within the prior periods. Refer to Question 102.03 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations. In future filings, consider revising the description of these adjustments to remove the reference to non-recurring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services